SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 20)


                      RUDDICK CORPORATION
                        (Name of Issuer)


                          Common Stock
                 (Title of class of securities)


                           781258-10-8
                         (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/x/ Rule 13d-1(d)


Schedule 13G                            Page 2 of 4 Pages

CUSIP No. 781258-10-8
_______________________________________________________________

     1) Names of Reporting Persons/I. R. S. Identifi-cation Nos. of Above Persons (Entities Only):

                  Alan T. Dickson
_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group:
          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:
_______________________________________________________________

     4)   Citizenship or Place of Organization:

                          United States
_______________________________________________________________

Number of      (5)  Sole Voting Power:            1,725,382
Shares Bene-
ficially       (6)  Shared Voting Power:          1,854,925
Owned by
Each Report-   (7)  Sole Dispositive Power:       1,641,489
ing Person
With           (8)  Shared Dispositive Power:     1,854,925
_______________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                          3,668,603
_____________________________________________________________

    10)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

_______________________________________________________________

    11)   Percent of Class Represented by Amount in Row 9:

                              7.9%
_______________________________________________________________

    12)   Type of Reporting Person:

                               IN
_______________________________________________________________




SCHEDULE 13G (continued)                       Page 3 of 4 Pages

Item 1(a):     Name of Issuer:     Ruddick Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:

                    301 South Tryon Street, Suite 1800
                    Charlotte, North Carolina 28202

Item 2(a):     Name of Person Filing:   Alan T. Dickson

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

                    301 South Tryon Street, Suite 1800
                    Charlotte, North Carolina 28202

Item 2(c):     Citizenship:   U. S.

Item 2(d):     Title of Class of Securities:

                    Common Stock

Item 2(e):     CUSIP Number:       781258-10-8

Item 3:        N/A

Item 4:        Ownership:

               (a)  Amount beneficially owned
                    as of 12/31/00:      3,668,603

               (b)  Percent of Class:        7.9%

               (c)  Number of shares as to which such person has:
                    (i)  Sole power to vote or to direct the
                         vote:          1,725,382
                   (ii)  Shared power to vote or to direct the
                         vote:            1,854,925
                  (iii)  Sole power to dispose or to direct the
                         disposition of:    1,641,489
                   (iv)  Shared power to dispose or to direct the
                         disposition of:   1,854,925

                    The filing of this statement shall not be construed as an admission that the reporting person is, for the purposes of section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of the securities referred to in sub-items (c)(ii) and (iv) of this Item or of 64,730 shares referred to in sub-items (c)(i) and (iii).


Schedule 13G (continued)                      Page 4 of 4 Pages

Item 5:   Ownership of Five Percent or Less of a Class:    N/A

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:      N/A

Item 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:    N/A

Item 8:   Identification and Classification of Members of the
          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification:     N/A

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001

                                           /s/ ALAN T. DICKSON
                                           Name:  Alan T. Dickson